EXHIBIT 1
Report of Independent Registered Certified Public Accounting Firm
To the Board of Directors and Shareholders of Gerdau Ameristeel Corporation:
We have completed an integrated audit of Gerdau Ameristeel Corporation’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and an audit of its 2005 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits and the report of other auditors, are presented below.
Consolidated financial statements
In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholders’ equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Gerdau Ameristeel Corporation and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Gallatin Steel Company, a 50% owned joint venture, which statements reflect total assets of 6 percent of the related consolidated totals as of December 31, 2006 and 2005 and total sales of 10 percent and 11 percent of the related consolidated totals for the years ended December 31, 2006 and 2005, respectively. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Gallatin Steel Company, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.
As discussed in Note 2 to the consolidated financial statements, the Company has changed the manner in which it accounts for share-based compensation and the manner in which it accounts for defined benefit pension and other postretirement plans in 2006.
Internal control over financial reporting
Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As described in Management’s Report on Internal Control Over Financial Reporting, management has excluded Sheffield Steel Corporation (“Sheffield”) and Pacific Coast Steel (“PCS”) from its assessment of internal control over financial reporting as of December 31, 2006 because they were acquired by the Company in purchase business combinations during 2006. We have also excluded Sheffield and PCS from our audit of internal control over financial reporting. Sheffield is a wholly-owned subsidiary whose total assets and total sales represented 8% and 4% of the related consolidated financial statement amounts as of and for the year ended December 31, 2006. PCS is a joint venture whose total assets and total sales represented 7% and 1% of the related consolidated financial statement amounts as of and for the year ended December 31, 2006.
Tampa, Florida
March 16, 2007 except for Note 18,
as to which the date is September 28, 2007

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

	December 31,	December 31,
	2006	2005
ASSETS

Current Assets
Cash and cash equivalents	$109,236	$414,259
Restricted cash	498	473
Short-term investments	123,430	—
Accounts receivable, net of allowance of $3,950 and $4,058 in 2006 and 2005	460,828	344,758
Inventories (note 4)	820,485	745,165
Deferred tax assets (note 10)	38,538	23,212
Costs and estimated earnings in excess of billings on uncompleted contracts	2,977	—
Income taxes receivable	23,623	—
Other current assets	17,428	23,236

Total Current Assets	1,597,043	1,551,103

Investments (note 6)	167,466	153,439
Property, Plant and Equipment (note 5)	1,119,458	955,601
Goodwill	252,599	122,716
Deferred Financing Costs	12,029	14,451
Deferred Tax Assets (note 10)	12,948	23,424
Other Assets	14,845	8,717

TOTAL ASSETS	$3,176,388	$2,829,451

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$317,425	$306,673
Accrued salaries, wages and employee benefits	110,237	66,744
Accrued interest	20,909	21,003
Income taxes payable	19,478	13,140
Accrued sales, use and property taxes	8,024	4,598
Current portion of long-term environmental reserve	12,238	3,325
Billings in excess of costs and estimated earnings on uncompleted contracts	15,443	—
Other current liabilities	21,723	18,554
Current portion of long-term borrowings (note 7)	214	1,014

Total Current Liabilities	525,691	435,051

Long-term Borrowings, Less Current Portion (note 7)	431,441	432,737
Convertible Debentures (note 9)	—	96,594
Accrued Benefit Obligations (note 11)	238,503	147,167
Long-term Environmental Reserve, Less Current Portion	9,993	13,083
Other Liabilities	38,082	52,163
Deferred Tax Liabilities (note 10)	52,963	68,637
Minority Interest	27,581	—

TOTAL LIABILITIES	1,324,254	1,245,432

Contingencies, commitments and guarantees (note 15)

Shareholders’ Equity
Capital stock (note 13)	1,016,287	1,010,341
Retained earnings	827,674	540,415
Accumulated other comprehensive income	8,173	33,263

TOTAL SHAREHOLDERS’ EQUITY	1,852,134	1,584,019

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,176,388	$2,829,451

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)

	Year Ended
	December 31,	December 31,
	2006	2005

NET SALES	$4,464,203	$3,897,143

OPERATING EXPENSES
Cost of sales (exclusive of depreciation)	3,610,812	3,253,865
Selling and administrative	191,778	125,558
Depreciation	142,984	103,035
Other operating expense, net	5,687	14,180

	3,951,261	3,496,638

INCOME FROM OPERATIONS	512,942	400,505

INCOME FROM JOINT VENTURES	115,606	91,201

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	628,548	491,706

OTHER EXPENSES
Interest, net	43,619	50,420
Foreign exchange loss (gain), net	1,135	(1,554)
Amortization of intangible assets	3,506	2,656

	48,260	51,522

INCOME BEFORE INCOME TAXES	580,288	440,184

INCOME TAX EXPENSE (note 10)	198,929	144,687

INCOME BEFORE MINORITY INTEREST	381,359	295,497

MINORITY INTEREST	2,713	—

NET INCOME	$378,646	$295,497

EARNINGS PER COMMON SHARE — BASIC	$1.24	$0.97
EARNINGS PER COMMON SHARE — DILUTED	$1.24	$0.97
See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
(US$ in thousands)

				Accumulated Other
	Number of	Capital		Comprehensive
	Shares	Stock	Retained Earnings	Income	Total
Balances at December 31, 2004	304,028,122	$1,008,511	$311,853	$44,400	$1,364,764

Net income			295,497		295,497
Other comprehensive income:
Foreign exchange				8,626	8,626
Minimum pension liability, net of tax of $8,900				(19,763)	(19,763)

Comprehensive income					284,360

Dividends			(66,935)		(66,935)
Employee stock options	443,371	1,830			1,830

Balances at December 31, 2005	304,471,493	$1,010,341	$540,415	$33,263	$1,584,019
Net income			378,646		378,646
Other comprehensive income:
Foreign exchange				7	7
Minimum pension liability, net of tax of $(8,515)				15,053	15,053

Comprehensive income					393,706

FAS 158 transition amount, net of tax of $24,897				(40,150)	(40,150)
Dividends			(91,387)		(91,387)
Employee stock options	905,110	5,946			5,946

Balances at December 31, 2006	305,376,603	$1,016,287	$827,674	$8,173	$1,852,134

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)

	December 31,	December 31,
	2006	2005
OPERATING ACTIVITIES
Net income	$378,646	$295,497
Adjustment to reconcile net income to net cash provided by operating activities:
Minority Interest	2,713	—
Depreciation	142,984	103,035
Amortization	3,506	2,656
Write off unamortized fair value market adjustment	5,604	—
Deferred income taxes	1,985	17,256
(Gain) loss on disposition of property, plan and equipment	(8,914)	3,328
Income from joint ventures	(115,606)	(91,201)
Distributions from joint ventures	101,576	115,828
Melt shop closure expenses (note 5)	9,400	—

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	23,483	18,898
Inventories	(10,594)	113,056
Other assets	(20,472)	(1,284)
Liabilities	(6,143)	1,387

NET CASH PROVIDED BY OPERATING ACTIVITIES	508,168	578,456

INVESTING ACTIVITIES
Additions to property, plant and equipment	(214,363)	(135,864)
Proceeds received from the disposition of property, plant and equipment	14,110	6,444
Acquisitions	(214,938)	(49,654)
Opening cash from acquisitions	21,934	—
Purchases of short-term investments	(1,531,535)	(148,650)
Sales of short-term investments	1,408,105	148,650

NET CASH USED IN INVESTING ACTIVITIES	(516,687)	(179,074)

FINANCING ACTIVITIES
Payments on term loans	(7,496)	(4,392)
Retirement of Sheffield Steel bonds	(88,493)	—
Retirement of convertible debentures	(111,990)	—
Additions to deferred financing costs	(404)	(3,491)
Cash dividends	(91,387)	(66,935)
Proceeds from issuance of employee stock purchases	1,290	823
Excess tax benefits from share-based payment arrangements	1,998	1,007
Change in restricted cash	(25)	(8)

NET CASH USED IN FINANCING ACTIVITIES	(296,507)	(72,996)

Effect of exchange rate changes on cash and cash equivalents	3	(259)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(305,023)	326,127

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	414,259	88,132

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$109,236	$414,259

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ in thousands)
NOTE 1 — BASIS OF PRESENTATION
The Company operates steel minimills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, and rail and truck carriers.
As of December 31, 2006, Gerdau S.A. indirectly owned approximately 66.5% of the Company’s common shares outstanding.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). All dollar amounts are reported in United States dollars unless otherwise indicated.
Consolidation: The consolidated financial statements include the accounts of the Company, its subsidiaries and its majority owned joint ventures. The results of companies acquired during the year are included in the consolidated financial statements from the effective date of acquisition. All significant intercompany transactions and accounts have been eliminated in consolidation.
Joint Ventures and Other Investments: The Company’s newly acquired investment in Pacific Coast Steel (“PCS”), a 55% owned joint venture, is fully consolidated with a minority interest reflected in the financial statements. The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures, and are recorded under the equity method. The Company evaluates the carrying value of the investments to determine if there has been an impairment in value considered other than temporary, which is assessed by reviewing cash flows and operating income and takes into consideration trading values on recognized stock exchanges. If impairment is considered other than temporary, a provision is recorded.
Revenue Recognition and Allowance for Doubtful Accounts: The Company recognizes revenues from most sales and the allowance for estimated costs associated with returns from these sales when the product is shipped and title is transferred to the buyer. Provisions are made for estimated product returns and customer claims based on estimates and actual historical experience. If the historical data used in the estimates does not reflect future returns and claims trends, additional provisions may be necessary. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. Freight costs are classified as part of cost of sales.
The Company recognizes revenues on construction contracts of its PCS operation using the percentage-of-completion method of accounting, measured by the percent of contract costs incurred to-date to estimated total contract costs. This method is used because management considers total cost to be the best available measure of completion of construction contracts in progress. Provisions for estimated losses on construction contracts in progress are made in their entirety in the period in which such losses are determined without reference to the percentage complete. Changes in job performance, job conditions, and estimated profitability may result in a revision to revenues costs, and are recognized in the period in which the revisions are determined. Claims for additional revenues are not recognized until the period in which such claims are allowed.
The asset “Costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in advance of amounts billed. The liability “Billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in advance of revenues recognized.
Cash and Cash Equivalents: The Company considers all cash on deposit and term deposits with original maturities of three months or less to be cash equivalents. Cash classified as restricted is restricted from use as the result of bonds pledged to environmental regulatory bodies.
Short Term Investments: From time to time, the Company invests excess cash in short-term investments that are comprised of investment grade variable rate debt obligations, which are asset-backed and categorized as available-for-sale. Accordingly, the Company’s investments in these securities are recorded at cost, which approximates fair value due to their variable interest rates, which typically reset every 28 days. Despite the long-term nature of their stated contractual maturities, the Company has the ability to quickly liquidate these securities. All income generated from these investments was recorded as interest income. At December 31, 2006 there was $123.4 million of investments in these securities, while no such investments were held at December 31, 2005.

Accounts Receivables: Accounts receivables are recorded when invoices are issued. Accounts receivables are written off when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company’s historical losses, review of specific problem accounts, existing economic conditions in the construction industry, and the financial stability of its customers. Generally, the Company considers accounts receivables past due after 30 days. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of its customers. At December 31, 2006 and 2005, the allowance for doubtful accounts was $4.0 million and $4.1 million, respectively. Additionally, PCS has the right, under normal circumstances, to file statutory liens on construction projects where collection problems are anticipated. The liens serve as collateral for related accounts receivables.
Inventories: Billets and finished goods are valued at the lower of cost (calculated on an average cost basis) or net realizable value. Scrap, consumables and operating supplies inventories are valued at the lower of cost (calculated on an average cost basis) or replacement value. Consumables include mill rolls, which are recorded at cost and amortized based on usage.
Property, Plant and Equipment: Property, plant and equipment are recorded at cost. Major renewals and betterments are capitalized and depreciated over their estimated useful lives. Maintenance and repair expenses are charged against operating expenses as incurred; however, as is typical in the industry, certain major maintenance requires occasional shutdown and production curtailment. The Company accrues for planned periodic major maintenance activities and the estimated cost of these shutdowns. The Company has accrued $2.2 million and $8.4 million as of December 31, 2006 and 2005, respectively (also see Summary of Recent Accounting Pronouncements). Interest incurred in connection with significant capital projects is capitalized. Upon retirement or other disposition of property, plant and equipment, the cost and related allowances for depreciation are removed from the accounts and any resulting gain or loss is recorded in the statement of operations. Property, plant and equipment held for sale are carried at the lower of cost or net realizable value.
For financial reporting purposes, the Company provides for depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of 10 to 30 years for buildings and improvements and 4 to 15 years for other equipment.
Long-lived Assets: Long-lived assets to be held and used are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset’s carrying amount over the estimated fair values of the asset. Certain long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.
Goodwill: Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable tangible and intangible assets acquired. Goodwill is reviewed for impairment annually in the third quarter, or, when events or circumstances dictate, more frequently. The Company’s goodwill impairment reviews consist of a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units are determined based on our estimates of comparable market values. If this estimated fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value. If necessary, goodwill would then be written-down to its implied fair value.
The changes in the carrying amount of goodwill for the year ended December 31, 2006, are as follows ($000s):

Balance as of January 1, 2006	122,716
Goodwill acquired during the year	129,883

Balance as of december 31, 2006	252,599

Deferred Financing Costs: Deferred financing costs incurred in relation to revolving and long term debt agreements, are reflected net of accumulated amortization and are amortized over the term of the respective debt instruments, which range from 5 to 22 years from the debt inception date. Deferred financing costs are amortized using the effective interest method.
Deferred Income Taxes: The liability method of accounting for income taxes is used whereby deferred income taxes arise from temporary differences between the book value of assets and liabilities and their respective tax value. Deferred income tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is recorded to the extent the Company concludes that it is considered more likely than not that a deferred tax asset will not be fully realized.
Pensions and Post Retirement Benefits: The Company records plan assets, obligations under employee benefit plans and the related costs under the following policies (also see Summary of Recent Accounting Pronouncements):

• The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance for funded plans, salary escalation, retirement ages of employees and expected health care costs. The discount rate used for determining the liability for future benefits is the current interest rate at the balance sheet date on high quality fixed income investments with maturities that match the expected maturity of the obligations.
• Pension assets are recorded at fair market value.
• Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.
• The excess of any net actuarial gain or loss exceeding 10% of the greater of the benefit obligation and the fair value of plan assets is included as a component of the net actuarial gain or loss recognized in accumulated other comprehensive income and subject to subsequent amortization to net periodic pension cost in future periods over the average remaining service period of the active employees.
• A plan curtailment will result if there has been a significant reduction in the expected future service of present employees. A net curtailment loss is recognized when the event is probable and can be estimated, a net curtailment gain is deferred until realized.
Environmental Liabilities: The Company provides for potential environmental liabilities based on the best estimates of potential clean-up and remediation estimates for known environmental sites. The Company employs a staff of environmental experts to administer all phases of its environmental programs, and uses outside experts where needed. These professionals develop estimates of potential liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the resulting environmental accrual.
Reporting Currency and Foreign Currency Translation: Operating revenue and expenses of the U.S. based operations arising from foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Gains or losses arising from these translations are included in earnings.
Assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Operating revenue and expense items are translated at average exchange rates prevailing during the year. Equity is translated at historical rates, and the resulting cumulative foreign currency translation adjustments resulting from this process are included in accumulated other comprehensive income.
The consolidated financial statements have been prepared in U.S. dollars as this has been determined to be the functional currency of the Company.
Earnings Per Share: The financial statements include “basic” and “diluted” per share information. Basic per share information is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted per share information is calculated by also considering the impact of potential common stock in the weighted average number of shares outstanding. The Company’s potential common stock consists of employee and director stock options outstanding.
Stock-Based Compensation: Stock based compensation grants prior to January 1, 2006 were accounted for under Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). The Company applied the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), which allowed companies to continue following the accounting guidance of APB 25, but required pro forma disclosure of net income and net income per share for the effects on compensation expense had the fair value method of accounting for stock options been adopted. For SFAS 123 purposes, the fair value of each option grant had been estimated as of the date of grant using the Black-Scholes option-pricing model.
As permitted by SFAS 123, through fiscal year 2005, the Company accounted for stock options granted to employees using the intrinsic value based method of accounting set forth under APB 25. Under this method, the Company did not recognize compensation expense for the stock options because the exercise price was equal to the market price of the underlying stock on the date of grant. Had the Company applied the fair value based method of accounting, the impact on net income and earnings per share would not be material.
Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS 123R”) for its share-based compensation plans. The Company adopted SFAS 123R using the modified prospective transition method. Under this transition method, compensation cost recognized includes: (a) the compensation cost for all share-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123 and (b) the compensation cost for all share-based awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated.
Under SFAS 123R, the Company is required to select a valuation technique or option-pricing model that meets the criteria as stated in the standard, which includes a binomial model and the Black-Scholes model. At the present time, the Company is continuing to use the Black-Scholes model. SFAS 123R also requires the Company to estimate forfeitures in calculating the expense relating to stock-based compensation as opposed to only recognizing these forfeitures and the corresponding reduction in expense as they occur.
Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in preparing these financial statements include (i) measurement of goodwill and related impairment, if any; (ii) the liability for litigation and regulatory matters; (iii) accounting for employee benefit plans; and (iv) estimated cost to complete for percentage of completion contracts which have a direct effect on gross profit. The application of purchase accounting also requires the use of estimation techniques in determining the fair value of the assets acquired and liabilities assumed.
Reclassifications: Certain amounts for prior years have been reclassified to conform to the 2006 presentation. Such reclassifications had no effect on amounts previously reported for net income or shareholders’ equity.
Summary of Recent Accounting Pronouncements
In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have any impact on the Company’s consolidated financial statements.
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R),” (“SFAS 158”). SFAS 158 requires an employer to recognize the funded status of each of its defined pension and postretirement benefit plans as a net asset or liability in its statement of financial position with an offsetting amount in accumulated other comprehensive income, and to recognize changes in that funded status in the year in which changes occur through comprehensive income. This portion of the statement is effective for the Company for its December 31, 2006 year-end. The provisions of SFAS 158 are to be applied on a prospective basis; therefore, prior periods presented will not be restated. At December 31, 2006, the Company recorded $40.1 million, net of tax, in accumulated other comprehensive income related to the adoption of this statement. Additionally, SFAS 158 requires an employer to measure the funded status of each of its plans as of the date of its year-end statement of financial position. This provision becomes effective for the Company for its December 31, 2008 year-end. This portion of the statement is not expected to impact the Company as the measurement date is currently as of the date of the year-end statement of financial position.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is in the process of evaluating the financial impact of adopting SFAS 157.
In September 2006, the FASB issued FASB Staff Position (“FSP”) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (“FSP No. AUG AIR-1”). FSP No. AUG AIR-1 amends the guidance on the accounting for planned major maintenance activities, and it specifically precludes the use of the previously acceptable “accrue in advance” method. This FSP is effective for fiscal years beginning after December 15, 2006. Upon adoption, FSP No. AUG AIR-1 shall be applied retrospectively for all financial statements presented. The Company expects to record a $2.2 million cumulative effect type adjustment upon adoption of FSP No. AUG AIR-1.
In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation is effective for fiscal years beginning after December 15, 2006. While the Company is still evaluating its tax positions, it is not anticipated that it will have a material impact on the Company’s retained earnings at the time of adoption.

As described previously, effective January 1, 2006, the Company adopted SFAS 123R — including supplemental application guidance issued by the SEC in SAB No. 107, Share-Based Payment (“SAB 107”) — using the modified prospective transition method. In accordance with the modified prospective transition method, results for prior periods have not been restated. SFAS 123R requires that the cost of all stock-based transactions be measured at fair value and recognized over the period during which a grantee is required to provide goods or services in exchange for the award. The Company had previously accounted for its stock-based awards to employees under the intrinsic value method prescribed by APB 25. The Company did not modify the substantive terms of any existing awards prior to adoption of SFAS 123R.
In November 2004, the FASB issued SFAS No. 151 “Inventory Costs”. This statement clarifies the accounting for the abnormal amount of idle facilities expense, freight, handling costs and wasted material. This statement requires that those items be recognized as current-period expense. In addition, the statement requires that allocation of fixed overhead to the cost of conversion be based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after June 15, 2005. The Company’s current inventory accounting policy follows SFAS 151; therefore, the adoption of SFAS 151 did not have any impact on the consolidated financial statements.
NOTE 3 — ACQUISITIONS
In February 2006, the Company acquired certain assets and assumed certain liabilities of Fargo Iron and Metal Company, a scrap processor, for approximately $5.5 million. In March 2006, the Company acquired certain assets and assumed certain liabilities of Callaway Building Products, Inc., a rebar fabricator, for approximately $2.2 million.
On June 12, 2006, the Company completed the acquisition of all of the outstanding shares of Sheffield Steel Corporation (“Sheffield”). The acquisition includes a melt shop, rolling mill, downstream facility and short-line railway in Sand Springs, Oklahoma, a rolling mill in Joliet, Illinois and two downstream operations in Kansas City, Missouri. Sheffield’s products are generally sold to steel service centers, steel fabricators or directly to original equipment manufacturers (“OEMs”), for use in a variety of industries. With this acquisition, the Company continues its expansion strategy with an increased geographic presence towards the western portion of the United States.
The purchase price for the shares of Sheffield was $103.3 million in cash, including transaction costs, plus the assumption of certain liabilities of the acquired company. The financial statements of the Company include the results of Sheffield from June 12, 2006.
The following table summarizes the fair value of assets acquired and liabilities assumed for Sheffield at the date of the acquisition, ($000s):

Net assets (liabilities) acquired
Current assets	$140,266
Property, plant and equipment	84,169
Other long-term assets	925
Goodwill	63,681
Current liabilities	(40,608)
Long-term liabilities	(145,119)

$103,314

Purchase price	$107,145
Plus transaction costs	1,224
Working capital adjustment received in July 2006	(5,055)

$103,314

The $63.7 million of goodwill was assigned to the steel mill and downstream product segments in the amounts of $57.3 million and $6.4 million, respectively. None of the goodwill is deductible for tax purposes.
On November 1, 2006, the Company completed the acquisition of 55% of the partnership interest of the newly formed joint venture PCS. This joint venture was formed by Pacific Coast Steel, Inc. (“PCS, Inc.”) and Bay Area Reinforcing (“BAR”). The acquisition includes four rebar fabrication facilities in California, including San Diego, San Bernardino, Fairfield, and Napa. With this acquisition, the Company continues its expansion strategy with an increased geographic presence towards the western portion of the United States.
The purchase price for the partnership interest of PCS was $105.0 million in cash, including transaction costs, plus the assumption of certain liabilities of the acquired company. The purchase contract contains a put and call option whereby, on the fifth anniversary date, the Company may purchase the remaining 45% interest in the partnership at an agreed upon valuation method. The financial statements of the Company include the results of PCS from November 1, 2006.

The following table summarizes the Company’s proportionate share of the fair value of assets acquired and liabilities assumed for PCS at the date of the acquisition, November 1, 2006 ($000s):

Net assets (liabilities) acquired
Current assets	$50,956
Property, plant and equipment	4,812
Other long-term assets	493
Goodwill	66,202
Intangible assets	8,360
Current liabilities	(25,868)

$104,955

Purchase price	$104,500
Plus transaction costs	455

$104,955

The $66.2 million of goodwill was assigned to the downstream product segment. The Company’s entire portion of its interest in the goodwill is deductible for tax purposes.
Other intangible assets, recorded in other assets in the consolidated balance sheet at the date of the acquisition, consisted of the following ($000s):

	Fair Value	Useful Life ( in years)
Backlog	$1,155	2.5
Trade name	3,850	5.0
Customers	2,805	13.5
Non-compete agreements	550	5.0

	$8,360

For the year ended December 31, 2006, the Company recorded amortization of intangible assets expense of $0.5 million of amortization expense related to the purchased intangible assets.
NOTE 4 — INVENTORIES
Inventories consist of the following ($000s):

	At December 31,	At December 31,
	2006	2005
Ferrous and non-ferrous scrap	$92,107	$128,772
Work-in-process	156,407	106,370
Finished goods	347,737	306,263
Raw materials (excluding scrap) and operating supplies	224,234	203,760

	$820,485	$745,165

NOTE 5 — PROPERTY, PLANT & EQUIPMENT
Property, plant and equipment consist of the following ($000s):

		At December 31, 2006
		Accumulated	Net
	Cost	Depreciation	Book Value
Land and improvements	$93,732	$(6,260)	$87,472
Buildings and improvements	199,503	(41,325)	158,178
Machinery and equipment	1,228,398	(544,691)	683,707
Construction in progress	183,710	—	183,710
Property, plant and equipment held for sale	6,391	—	6,391

	$1,711,734	$(592,276)	$1,119,458

		At December 31, 2005
		Accumulated	Net
	Cost	Depreciation	Book Value
Land and improvements	$80,387	$(5,301)	$75,086
Buildings and improvements	180,463	(34,541)	145,922
Machinery and equipment	1,101,654	(474,437)	627,217
Construction in progress	101,626	—	101,626
Property, plant and equipment held for sale	5,750	—	5,750

	$1,469,880	$(514,279)	$955,601

Capitalized interest costs for property, plant and equipment construction expenditures were approximately $5.3 million and $1.7 million for the years ended December 31, 2006 and 2005, respectively.
During September 2006, the Company ceased operations of the melt shop at its Perth Amboy, New Jersey wire rod mill. As a result, the Company recorded $32.4 million of accelerated depreciation of buildings and equipment to write-off the melt shop assets of the mill. The Company also recorded an additional $9.4 million charge to other operating expenses. This charge includes estimated costs related to the termination of certain take or pay contracts, the write-off of certain equipment spares maintained in inventory, expected severance costs for the affected employees, and the estimated costs related to the disposal of dust from the baghouse.
NOTE 6 — JOINT VENTURES
The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures. The Company’s interests in the joint ventures have been accounted for using the equity method under which the Company’s proportionate share of earnings has been included in these consolidated financial statements.
The following table sets forth selected data for the Company’s 50% owned joint ventures ($000s):

	December 31,	December 31,
	2006	2005
Balance Sheet
Current assets	$104,186	$96,411
Property, plant and equipment, net	93,484	90,634
Current liabilities	27,878	31,558
Long-term debt	1,641	1,678

Statement of Earnings
Sales	$488,421	$443,728
Operating income	116,293	91,091
Income before income taxes	116,702	91,301
Net income	115,606	91,201

NOTE 7 — LONG-TERM DEBT
On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. The Company’s first opportunity to call these senior notes is on July 15, 2007 at a redemption price of 105 3/8%.
In 2005 the Company entered into a new Senior Secured Credit Facility, which provided commitments of up to $650.0 million and expires on October 31, 2010. The borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory and accounts receivable. At December 31, 2006, there was nothing drawn against this facility and based upon available collateral under the terms of the agreement, approximately $592.4 million was available under the Senior Secured Credit Facility, net of $57.6 million of outstanding letters of credit.
At the time the Company acquired Sheffield, Sheffield had $77.2 million of outstanding notes bearing interest at 11.375% due in 2011. Under purchase accounting, the value of these notes was increased to reflect their fair value which resulted in a recorded value of the notes of approximately $88.5 million. The senior secured notes were governed by an Indenture and were secured by property, plant and equipment and a second priority interest in the receivables and inventory of Sheffield. These notes were redeemed under the terms of the Indenture in July 2006 at a cost approximating the fair market value of the notes.
On October 27, 2006, the Ameristeel BrightBar term loan was repaid.
On November 22, 2006, the Company entered into a credit facility with KfW to provide financing for capital expenditures. The facility is for $75 million, expires on November 30, 2008 and is secured by the equipment purchased with the financing. At December 31, 2006, nothing had been drawn on this facility.
Debt includes the following ($000s):

	December 31,	December 31,
	2006	2005
Senior Notes, bearing interest of 10.375%, due July 2011, net of original issue discount	$399,638	$398,780
Industrial Revenue Bonds, bearing interest of 3.71% to 6.38%, due through December 2018	31,600	31,600
AmeriSteel Bright Bar Term Loan	—	2,395
Other, bearing interest of 6.32%, due through October 2010	417	976

	431,655	433,751
Less current portion	(214)	(1,014)

	$431,441	$432,737

The carrying amount of the Company’s floating rate debt instruments approximates fair value because the interest rates adjust periodically to the current market rates. The fair value of the Company’s fixed rate notes, the Senior Notes, was $438.4 million and $449.6 million as of December 31, 2006 and 2005 respectively. The fair value of the Company’s Convertible Debentures was Cdn $127.2 million as of December 31, 2005. The Company redeemed the convertible debentures in September 2006 (see Note 9). Fair values were estimated based on quoted market prices from the trading desk of a nationally recognized investment bank.
The maturities of borrowings for the years subsequent to December 31, 2006, are as follows ($000s):

Amount
2007	$214
2008	136
2009	61
2010	6
2011	399,638
Thereafter	31,600

$431,655

Cash paid for interest was $45.4 million and $50.7 million for the years ended December 31, 2006 and 2005, respectively.
The Company’s debt agreements contain covenants that require the Company to, among other things, maintain a minimum fixed charge coverage ratio. In addition, if the Company’s business suffers a material adverse change or if other events of default under the loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of the outstanding debt could become due and the underlying facilities could be terminated.
On February 6, 2007, the Company completed an amendment to the Senior Secured Credit Facility which increases until September 30, 2007 the amount of net intercompany balances that are permitted to exist between the credit parties and the Company’s U.S. operating subsidiaries. The lenders concurrently waived a covenant non-compliance relating to these balances. The Company is in compliance with the terms of the amended facility.
NOTE 8 — RELATED PARTY TRANSACTIONS
In the normal course of business, the Company and/or certain of its subsidiaries make purchases from time to time of steel products and raw materials from affiliated companies. For the year ended December 31, 2006 and 2005, the Company and/or certain of its subsidiaries purchased approximately 137,626 tons and 85,630 tons of steel products and raw materials from affiliated companies for $55.6 million and $27.7 million, respectively. These purchases do not represent a significant percentage of the Company’s total purchases and were on terms which management believes were no less favorable than could be obtained from unaffiliated third parties.
NOTE 9 — CONVERTIBLE DEBENTURES
The Company had unsecured, subordinated convertible debentures in the principal amount of Cdn$125.0 million, which bore interest at 6.5% per annum, were scheduled to mature on April 30, 2007, and, at the holders’ option, were convertible into the Company’s common shares at a conversion price of Cdn$26.25 per share. The debentures were redeemable, at the Company’s option, at par plus accrued interest, and the Company had the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption. In September 2006, the Company redeemed these convertible debentures for cash at par plus accrued interest for a total amount of $112.0 million. The Company recorded an interest charge of $5.6 million to write off the remaining unamortized fair market value adjustment of these debentures.
NOTE 10 — INCOME TAXES
The income tax expense is comprised of ($000s):

	Year Ended	Year Ended
	December 31, 2006	December 31, 2005
Current	$196,944	$127,431
Deferred	1,985	17,256

	$198,929	$144,687

Current income taxes:
Canada	$(2,289)	$615
U.S.	199,473	125,717
Other	(240)	1,099

	$196,944	$127,431

Deferred income taxes:
Canada	9,042	1,871
U.S.	(6,224)	15,385
Other	(833)	—

	1,985	17,256

Total provision for income taxes	$198,929	$144,687

The income tax expense differs from the amount computed by applying the Canadian statutory income tax rate (federal and provincial) to income before income taxes, as follows:

	Year Ended	Year Ended
	December 31, 2006	December 31, 2005
Income tax expense computed using Canadian statutory tax rates	$197,069	$150,191

Increased (decreased) by the tax effect of:
Tax exempt income	(25,024)	(24,520)
Effect of different rates in foreign jurisdictions	23,086	7,402
Change in valuation allowance	2,316	3,570
Other-net	1,482	8,044

Income tax expense	$198,929	$144,687

Cash payments for income taxes	$221,556	$122,743

The components of the deferred tax assets and liabilities consisted of the following:

	Year Ended	Year Ended
	December 31, 2006	December 31, 2005
Canada
Non-current deferred tax assets
Operating loss carryforwards	$25,893	$32,274
Pension and retirement accruals	24,703	28,314
Long-term liabilities not currently deductible	2,022	2,193
Other	—	540

Total non-current deferred tax assets	52,618	63,321

Non-current deferred tax liabilities
Property, plant and equipment	39,629	39,897
Other	41	—

Total non-current deferred tax liabilities	39,670	39,897

Net non-current deferred tax assets	$12,948	$23,424

United States
Current deferred tax assets
Accounting provisions not currently deductible for tax purposes	$38,538	$23,212

Non-current deferred tax assets
Operating loss carryforwards	$20,995	$26,925
Recycling and AMT credits	4,916	4,916
Pension and retirement accruals	52,738	12,594
Long-term liabilities not currently deductible	12,014	13,514
Other	86	—

	90,749	57,949
Less: valuation allowance	(5,886)	(3,570)

Total non-current deferred tax assets	84,863	54,379

Non-current deferred tax liabilities
Property, plant and equipment	137,826	122,340
Other	—	676

Total non-current deferred tax liabilities	137,826	123,016

Net non-current deferred tax liabilities	$52,963	$68,637

As of December 31, 2006, the Company had a combined non-capital loss carryforward of approximately $80.9 million for Canadian tax purposes that expire on various dates between 2009 through 2026. The Company also had a combined net operating loss carryforward of approximately $92.8 million for U.S. federal and state income tax purposes that expire on various dates between 2010 and 2020.
Some of the NOL carryforwards are subject to annual limitations as outlined in Internal Revenue Code (IRC) S. 382 and IRC S. 1502, Separate Return Limitation Year provisions. The Company believes it is more likely than not that it will be able to realize the benefit of these losses subject to the annual limitations and, therefore, no valuation reserve has been recorded.
The Company believes its Canadian net deferred tax asset at December 31, 2006 of $12.9 million is more likely than not to be realized based on the combination of future taxable income from operations and various tax planning strategies that will be implemented, if necessary.
The Company recorded a valuation allowance of $2.3 million and $3.6 million in 2006 and 2005 respectively, against certain state tax loss carryforwards and recycling credits because management determined that it is more likely than not that these deferred tax assets would not be realized.
For the year ending December 31, 2006, the Company recorded $4.2 million of U.S. income tax expense related to withholding taxes on anticipated repatriation to Canada of approximately $80 million from the US operations under the U.S. – Canadian Income Tax Treaty. The Company does not anticipate any Canadian income taxes on the earnings repatriation. The partial repatriation of earnings does not change the Company’s intentions to permanently reinvest the remaining undistributed earnings of the non-Canadian subsidiaries, and therefore, no additional provisions have been recorded.
NOTE 11 — POST RETIREMENT BENEFITS
The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations. Many employees are also covered by defined contribution retirement plans for which Company contributions and expense amounted to approximately $6.6 million and $5.4 million for the years ended December 31, 2006 and 2005, respectively.
The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits.
See Note 2–Summary of Significant Accounting Policies for further information regarding the adoption of SFAS 158. The adjustment for SFAS 158 affected our Consolidated Balance Sheet as follows ($000s):

	Pension Benefits	Other Benefit Plans
	Year Ended December 31,	Year Ended December 31,
	2006	2006
Before Application of FAS 158
Prepaid benefit cost	$3,855	$—
Accrued benefit liability	(82,517)	(102,926)
Intangible asset	5,241	—
Accumulated other comprehensive income	31,081	—
Adjustments
Prepaid benefit cost	(1,961)	$—
Accrued benefit liability	(50,095)	(7,750)
Intangible asset	(5,241)	—
Accumulated other comprehensive income	57,297	7,750
After Application of FAS 158
Prepaid benefit cost	1,894	$—
Accrued benefit liability	(132,612)	(110,676)
Intangible asset	—	—
Accumulated other comprehensive income	88,378	7,750

The following tables summarize the accumulated pension benefits and post retirement medical benefit obligations included in the Company’s consolidated statements of financial position ($000s):

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2006	2005	2006	2005
Change in Benefit Obligation
Benefit obligation at beginning of period	$501,635	$416,633	$59,555	$49,186
Acquisition of Sheffield	45,365	—	47,362	—
Service cost	21,720	16,918	2,026	1,450
Interest cost	28,733	24,537	4,485	2,736
Plan participants’ contributions	—	—	1,036	923
Amendments	2,037	1,731	—	(2,107)
Actuarial loss	11,675	51,018	239	8,404
Benefits and administrative expenses paid	(20,795)	(17,971)	(4,015)	(2,228)
Foreign exchange (gain) loss	(86)	8,769	(12)	1,191

Benefit obligation at end of period	$590,284	$501,635	$110,676	$59,555

Change in Plan Assets
Fair value of plan assets at beginning of period	$361,414	$322,719	$—	$—
Acquisition of Sheffield	35,261	—	—	—
Actual return on plan assets	54,319	27,201	—	—
Employer contribution	30,176	22,805	2,979	1,305
Plan participants’ contributions	—	—	1,036	923
Benefits and administrative expenses paid	(20,795)	(17,971)	(4,015)	(2,228)
Foreign exchange (loss) gain	(809)	6,660	—	—

Fair value of plan assets at end of period	$459,566	$361,414	$—	$—

Funded Status	$(130,718)	$(140,221)	$(110,676)	$(59,555)
Unrecognized transition liability	—	1,723	—	—
Unrecognized prior service cost	—	6,607	—	(4,805)
Unrecognized actuarial loss	—	98,763	—	13,252

Net amount recognized	$(130,718)	$(33,128)	$(110,676)	$(51,108)

Amounts Recognized in the Consolidated Balance Sheets
Intangible asset	$—	$8,301	$—	$—
Other assets	1,894	—	—	—
Accrued salaries, wages and employee benefits	(457)	—	(4,328)	—
Accrued Benefit Obligations	(132,155)	(96,059)	(106,348)	(51,108)
Accumulated pretax charge to other comprehensive income	—	54,630	—	—

Net asset/(liability) recognized, end of year	$(130,718)	$(33,128)	$(110,676)	$(51,108)

The accumulated benefit obligation for all defined benefit pension plans was $526.2 million and $452.6 million at December 31, 2006 and 2005, respectively.
The amounts recognized in accumulated other comprehensive income at December 31, 2006, after of the implementation of FAS 158, are as follows ($000s):

	Pension Benefits	Other Benefit Plans
Transition obligation	$1,530	$—
Prior service cost	6,440	(4,462)
Net actuarial (gain)/loss	80,408	12,212

	$88,378	$7,750

The amounts in accumulated other comprehensive income expected to be recognized as a component of net periodic benefit in 2007 is as follows ($000s):

	Pension Benefits	Other Benefit Plan
Amortization of transition liability	$194	$—
Amortization of prior service cost	2,378	(344)
Amortization of net actuarial loss	2,949	378
The components of net periodic benefit cost were as follows ($000s):

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2006	2005	2006	2005
Service cost	$21,720	$16,918	$2,026	$1,450
Interest cost	28,733	24,537	4,485	2,736
Expected return on plan assets	(29,519)	(24,388)	—	—
Amortization of transition liability	200	187	—	—
Amortization of prior service cost	2,252	1,296	(348)	(329)
Amortization of net actuarial loss	5,760	3,349	458	98

Net periodic benefit cost	$29,146	$21,899	$6,621	$3,955

Information for pension plans with an accumulated benefit obligation in excess of plan assets ($000s):

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2006	2005	2006	2005
Projected benefit obligation	$534,151	$501,635	$110,676	$59,555
Accumulated benefit obligation	$472,147	$452,619	$110,676	$59,555
Fair value of plan assets	$401,545	$361,414	$—	$—
The information for pension plans with a projected benefit obligation in excess of plan assets is the same as the information above for pension plans with an accumulated benefit obligation in excess of plan assets.

ASSUMPTIONS

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2006	2005	2006	2005
Weighted-average assumptions used to determine benefits obligations at December 31,
Discount rate	5.00% to 5.75%	5.00% to 5.75%	5.00% to 5.75%	5.00% to 5.75%
Expected long-term return on plan assets	7.00% to 8.40%	7.25% to 8.40%	N/A	N/A
Rate of compensation increase	2.50% to 4.25%	2.50% to 4.25%	N/A	N/A

Weighted-average assumptions used to determine net periodic benefit costs for the year ended December 31,
Discount rate	5.00% to 5.75%	5.75% to 6.00%	5.00% to 5.75%	5.75% to 6.00%
Expected long-term return on plan assets	7.25% to 8.40%	7.50% to 8.40%	N/A	N/A
Rate of compensation increase	2.50% to 4.25%	2.50% to 4.25%	N/A	N/A

Assumed health care cost trend rates at December 31,
Health cost trend rate — initial	N/A	N/A	8.50% to 11.0%	9.50% to 12.0%
Health cost trend rate — ultimate	N/A	N/A	5.50%	5.50%
Year in which ultimate rate is reached	N/A	N/A	2010 to 2013	2010 to 2013
Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on total of service cost and interest cost	$1,144	$(897)
Effect on postretirement benefit obligation	$16,799	$(13,609)
Plan Assets
The Company’s pension plan weighted-average asset allocations at December 31, 2006 and 2005, by asset category are as follows:

	Plan Assets at December 31,
	2006	2005
Asset Category
Equity securities	66.8%	66.3%
Debt securities	31.5%	31.7%
Other	1.7%	2.0%

Total	100.0%	100.0%
The Company has an Investment Committee that defines the investment policy related to the defined benefit plans. The primary investment objective is to ensure the security of benefits that have accrued under the plans by providing an adequately funded asset pool that is separate from and independent of Gerdau Ameristeel Corporation. To accomplish this objective, the fund shall be invested in a manner that adheres to the safeguards and diversity to which a prudent investor of pension funds would normally adhere. Gerdau Ameristeel retains specialized consultant providers that advise and support the Investment Committee decisions and recommendations.
The asset mix policy will consider the principles of diversification and long-term investment goal, as well as liquidity requirements. In order to accomplish that, the target allocations range between 65% — 75% in equity securities and 35% — 25% in debt securities.

Benefit Payments
The expected benefit payments, in future years, are as follows ($000s):

	Pension Benefits	Other Benefit Plans
2007	$22,465	$4,698
2008	23,561	5,096
2009	24,941	5,429
2010	26,467	5,794
2011	28,080	6,119
2012 to 2016	170,644	35,497
Contributions
The Company expects to contribute $34.8 million to its pension plans in 2007.
NOTE 12 — FINANCIAL INSTRUMENTS
The Company’s use of derivative instruments is limited. Derivative instruments are not used for speculative purposes but they are used to manage well-defined interest rate risks arising in the normal course of business. The Company entered into interest rate swaps to reduce its exposure to changes in the fair value of its Senior Notes. The agreements have a notional value of $200 million and expiration dates of July 15, 2011. The Company receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be paid if the agreements were terminated at December 31, 2006, was approximately $9.5 million.
NOTE 13 — SHAREHOLDERS’ EQUITY
Capital stock consists of the following shares:

	Authorized	Issued	Capital Stock
	Number	Number	(in thousands)
December 31, 2006
Common	Unlimited	305,376,603	$1,016,287

December 31, 2005
Common	Unlimited	304,471,493	$1,010,341
During the year ended December 31, 2006, the Company declared and paid total cash dividends of $0.30 per common share to shareholders.
At December 31, the components of accumulated other comprehensive income were as follows ($000’s):

	2006	2005
Cumulative foreign currency translation adjustments, net of taxes	$68,354	$68,347
Minimum pension liability adjustments, net of taxes	(60,181)	(35,084)

Total	$8,173	$33,263

Earnings per Share
The following table identifies the components of basic and diluted earnings per share ($000s except per share data):

	Year Ended December 31,
	2006	2005
Basic earnings per share:
Basic net earnings	$378,646	$295,497

Average shares outstanding	304,992,828	304,276,512

Basic net earnings per share	$1.24	$0.97

Diluted earnings per share:
Diluted net earnings	$378,646	$295,497

Diluted average shares outstanding:
Average shares outstanding	304,992,828	304,276,512
Dilutive effect of stock options	936,484	1,175,460

	305,929,312	305,451,972

Diluted net earnings per share	$1.24	$0.97
At December 31, 2006, options to purchase 211,500 (593,000 at December 31, 2005) common shares were not included in the computation of diluted earnings per share as their inclusion would be anti-dilutive.
NOTE 14 — STOCK BASED COMPENSATION
The Company has several stock based compensation plans, which are described below.
The long-term incentive plans are designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made based on the weighted average trading price of Common Shares on the New York Stock Exchange. Phantom stock and SARs vest 25% on each of the first four anniversaries of the date of the award. Phantom stock will be paid out following vesting in the form of a cash payment. The number of options awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of the option at the date the award of the options is made. The value of the options is determined by the Human Resources Committee of the Company’s Board of Directors based on a Black Scholes or other method for determining option values. Options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000. An award of approximately $14.0 million was earned by participants for the year ended December 31, 2004 and was granted in phantom shares on March 1, 2005. An award of approximately $3.0 million was earned by participants in 2005 and was paid 50% in options and 50% in phantom stock. On March 20, 2006, the Company issued 202,478 options under this plan. An award of approximately $6.6 million was earned by participants in 2006 and was paid 44% in SARs, 28% in options and 28% in phantom stock. On March 1, 2007, the Company issued 454,497 options under this plan. These awards are being accrued over the vesting period.

During the year ended December 31, 2006, the Company recognized $0.4 million of stock compensation costs related to the options issued during 2006. The remaining unrecognized compensation cost related to unvested options at December 31, 2006 was approximately $0.5 million and the weighted-average period of time over which this cost will be recognized is 3 years.
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in the first quarter of 2006:

	2006
Risk free interest rate	4.68%
Expected life	6.25	years
Expected volatility	47.39%
Expected dividend yield	0.80%
Under the employment agreement of the Company’s President and Chief Executive Officer (the “Executive”), effective as of June 1, 2005, the Executive is entitled to participate in a long-term incentive arrangement which provides that the Company will deliver 1,749,526 Common Shares as long as the Executive is Chief Executive Officer of the Company on June 1, 2015. In addition, the Executive is entitled to an amount of Common Shares equal to the amount of cash dividends payable on such Common Shares, plus an amount in cash equal to 75% of the amount by which $25 million exceeds, on June 1, 2015, the value of the 1,749,526 Common Shares, the amount of cash dividends payable on such Common Shares, plus the value of certain shares of Gerdau S.A. stock or American Depository Receipts of Gerdau S.A. awarded pursuant to the Executive’s separate employment agreement with Gerdau S.A., dated as of June 1, 2005, as long as the Executive is Chief Executive Officer of the Company on June 1, 2015.
In order to secure the Company’s obligations to deliver such Common Shares, the Company will deposit in trust such Common Shares over a period beginning at the end of the first year following the commencement of the start date and ending 10 years thereafter or such earlier date if the Executive is separated from service in certain circumstances. In the event that the Executive has a separation from service prior to June 1, 2015, due to termination without cause, termination by the Executive for any reason or termination for death or disability, the Executive will, in each instance, be entitled to a calculated portion of the Executive’s long-term incentive. The award is being accrued over the service period. Under this employment agreement, 240,907 shares have been issued to the trust.
The Corporation offers a Deferred Share Unit Plan (“DSUP”) for independent members of the board of directors. Under the DSUP, each director receives a percentage of his annual compensation in the form of deferred share units (“DSUs”), which are notional common shares of the Company. The issue price of each DSU is based on the closing trading value of the common shares on the meeting dates and an expense is recognized at that time. The shares are subsequently marked to market and expensed accordingly. The DSU account of each director includes the value of dividends, if any, as if reinvested in additional DSUs. The director is not permitted to convert DSUs into cash until retirement from the board. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the outstanding DSUs was $0.8 million and $0.5 million at December 31, 2006 and 2005, respectively.
The Company and its predecessors had various other stock based plans. All amounts under these plans are fully vested. At December 31, 2006, there were 1,172,229 and 1,216,033 respectively of SARs and options outstanding under these arrangements. The SARs are recorded as a liability and benefits are charged to expense. For the year ended December 31, 2006, the Company recorded an expense related to SARs of $20.4 million as compared to a reduction in expense of $3.0 million for the years ended December 31, 2005. No further awards will be granted under these prior plans.

The following table summarizes stock options outstanding as of December 31, 2006, as well as activity during the year then ended:

	Year Ended December 31, 2006
	Number of	Weighted-Average
	Shares	Exercise Price
Outstanding, beginning of period	2,264,576	$6.42
Granted	202,478	9.50
Exercised	(664,203)	1.85
Forfeited	(2,840)	1.80
Expired	(381,500)	17.70

Outstanding, end of period	1,418,511	$5.37

Options exercisable	1,216,033

(a)	At December 31, 2006, the weighted-average remaining contractual life of options outstanding was 4.56 years.
At December 31, 2006, the aggregate intrinsic value of options outstanding and options exercisable were both $7.0 million. (The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option).
The grant date fair value of stock options granted during the year ended December 31, 2006 was $4.88.
Cash proceeds, tax benefits and intrinsic value related to total stock options exercised during the year ended December 31, 2006 are provided in the following table ($000s):

2006
Proceeds from stock options exercised	$1,290
Tax benefit related to stock options exercised	1,998
Intrinsic value of stock options exercised	4,694
The following table summarizes information about options outstanding at December 31, 2006:

		Weighted-Average	Weighted-
Exercise Price	Number	Remaining	Average	Number
Range US$	Outstanding	Contractual Life	Exercise Price	Exercisable
$1.32 to $1.43	276,943	3.5	$1.39	276,943
$1.80 to $1.91	452,357	4.3	1.84	452,357
$2.11 to $2.96	275,233	2.6	2.66	275,233
$9.50	202,478	9.2	9.50	—
$15.94 to $19.73 (1)	205,500	0.8	17.62	205,500
$20.17 to $27.46 (1)	6,000	0.1	20.72	6,000

	1,418,511			1,216,033

Note: (1)	these options are denominated in Canadian dollars and have been translated to US$ using the exchange rate at December 31, 2006.

NOTE 15 — CONTINGENCIES AND COMMITMENTS
Environmental
As the Company is involved in the manufacturing of steel, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by current and past operations is electric arc furnace (“EAF”) dust, a residual from the production of steel in electric arc furnaces. Environmental legislation and regulation at both the federal and state level over EAF dust is subject to change, which may change the cost of compliance. While EAF dust is generated in current production processes, such EAF dust is being collected, handled and disposed of in a manner that the Company believes meets all current federal, state and provincial environmental regulations. The costs of collection and disposal of EAF dust are expensed as operating costs when incurred. In addition, the Company has handled and disposed of EAF dust in other manners in previous years, and is responsible for the remediation of certain sites where such dust was generated and/or disposed.
In general, the Company’s estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. The Company’s process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation. In such determinations, the Company may employ outside consultants and providers of such remedial services to assist in making such determinations. Although the ultimate costs associated with the remediation are not known precisely, the Company estimated the present value of total remaining costs to be approximately $22.2 million and $16.4 million as of December 31, 2006 and 2005, respectively. Of the $22.2 million of costs recorded as a liability at December 31, 2006, the Company expects to pay approximately $12.2 million during the year ended December 31, 2007.
Based on past use of certain technologies and remediation methods by third parties, evaluation of those technologies and methods by the Company’s consultants and third-party estimates of costs of remediation-related services provided to the Company of which the Company and its consultants are aware, the Company and its consultants believe that the Company’s cost estimates are reasonable. Considering the uncertainties inherent in determining the costs associated with the clean-up of such contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under cost sharing arrangements, there can be no assurance the ultimate costs of remediation may not differ from the estimated remediation costs.
In April 2001, the Company was notified by the Environmental Protection Agency (“EPA”), of an investigation that identifies the Company as a potential responsible party (“PRP”) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, last operated by Stoller Chemical Company, a now bankrupt corporation. The EPA filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) with the Company named as a defendant and seeking damages of $16.6 million. CERCLA imposes joint and several strict liability in connection with environmental contamination. The Company is included in this action because the Company allegedly shipped EAF dust to the Pelham site. The Company previously accrued $1.6 million in respect of this claim. During the second quarter of 2006, the Company and the EPA reached an agreement in principle to settle this claim. Pursuant to a proposed settlement agreement signed in August 2006, the Company agreed to pay the EPA a total of $7.25 million to settle the claim and, as a result, recorded an expense of $5.65 million during the second quarter of 2006. The Settlement Agreement was subject to public comment (which has occurred), EPA approval and Court approval.  The Company expects the settlement agreement to be approved by the Court in the second quarter of 2007.
Other Claims
In the normal course of its business, various lawsuits and claims are brought against the Company. The Company vigorously contests any claim which it believes is without merit. Management believes that any claims will not have a material effect on the financial position, consolidated earnings or the cash flows of the Company.

Operating Lease Commitments
The Company leases certain equipment and real property under non-cancelable operating leases. Aggregate future minimum payments under these leases are as follows ($000s):

Year Ending
December 31,	Amount
2007	$12,994
2008	10,391
2009	8,466
2010	7,476
2011	7,201
Thereafter	27,115

$73,643

Rent expense related to operating leases was $27.9 million and $26.4 million for the years ended December 31, 2006 and 2005, respectively.
Certain of the operating lease commitments of the former Co-Steel entities were at lease rates in excess of fair value as of the acquisition date. Accordingly, a purchase accounting liability was recorded by the Company for the present value of the unfavorable lease commitments.
Service Commitments
The Company has long-term contracts with several raw material suppliers. The Company typically realizes lower costs and improved service from these contracts. The Company believes these raw materials would be readily available in the market without such contracts.
NOTE 16 – OTHER OPERATING EXPENSE
Other operating expense, net for the year ended December 31, 2006, consist of a gain on the sale of certain non-core land and buildings of $8.9 million, $2.9 million collected under the U.S. Continued Dumping Subsidy Offset Act, and the repayment by former members of management of certain loans that had previously been written off of approximately $1.3 million. Offsetting these items are the following expense items: $9.4 million related to costs associated with the Perth Amboy melt shop closure, increases in environmental reserves related to remediation and outstanding environmental claims of approximately $7.7 million, and $2.0 million related to the start up costs of the Beaumont mill following the 2005 labor disruption. Included in the environmental claims expense is an additional $5.65 million that was reserved in connection with the proposed settlement of a claim related to a Superfund Site in Pelham, Georgia. (See Note 15)
Other operating expense, net for the year ended December 31, 2005, consist primarily of $14 million of fixed costs associated with the idled Beaumont, Texas steel mill facility and a $3.3 million write-down on certain assets held for sale. These expenses were partially offset by $1.1 million collected under the U.S. Continued Dumping Subsidy Offset Act and other miscellaneous receipts.
NOTE 17 — SEGMENT INFORMATION
The Company is organized into two primary business segments: (a) Steel mills which produce long products, including rebar, merchant bar/special sections and wire rod and (b) Downstream products which include rebar fabrication, rail road spikes, cold drawn products, super light beam processing, elevator grinding rails, grinding balls, wire mesh and collated nails. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation, based on the same accounting policies discussed in Note 2. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: corporate headquarters staff, including executive management; human resources; finance and accounting; procurement and environmental; and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.

Operational results for the two business segments and other financial data based on the geographic location of those operations for the years ended December 31 are presented below ($000s):

	Year Ended	Year Ended
	December 31, 2006	December 31, 2005
Revenue from external customers:
Steel mills	$3,517,940	$3,087,160
Downstream products	946,263	809,983

Total	$4,464,203	$3,897,143

Inter-company sales:
Steel mills	$490,260	$439,932
Downstream products	—	—
Corp/eliminations/other	(490,260)	(439,932)

Total	$—	$—

Total sales:
Steel mills	$4,008,200	$3,527,092
Downstream products	946,263	809,983
Corp/eliminations/other	(490,260)	(439,932)

Total	$4,464,203	$3,897,143

Operating income (loss):
Steel mills	$511,410	$401,747
Downstream products	61,379	46,420
Corp/eliminations/other	(59,847)	(47,662)

Total	$512,942	$400,505

Depreciation and amortization expense:
Steel mills	121,655	82,972
Downstream products	9,072	7,939
Corp/eliminations/other	15,763	14,780

Total	$146,490	$105,691

Segment assets:
Steel mills	$2,131,872	$1,840,562
Downstream products	497,664	284,752
Corp/eliminations/other	546,852	704,137

Total	$3,176,388	$2,829,451

Segment goodwill:
Steel mills	$148,150	$90,889
Downstream products	104,449	31,827
Corp/eliminations/other	—	—

Total	$252,599	$122,716

Capital expenditures:
Steel mills	$177,755	$119,416
Downstream products	18,578	5,237
Corp/eliminations/other	18,030	11,211

Total	$214,363	$135,864

Geographic data is as follows:

	United States	Canada	Total
December 31, 2006
Revenue from external customers	$3,571,152	$893,051	$4,464,203
Property, plant and equipment	810,450	309,008	1,119,458

December 31, 2005
Revenue from external customers	$3,078,901	$818,242	$3,897,143
Property, plant and equipment	660,404	295,197	955,601
NOTE 18 — FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS
Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of December 31, 2006 and December 31, 2005 and for the years ended December 31, 2006 and December 31, 2005 is disclosed to comply with the reporting requirements of the Company’s Subsidiary Guarantors. The Subsidiary Guarantors are wholly-owned subsidiaries of the Company which have fully and unconditionally guaranteed the Company’s 10 3/8% Senior Notes due 2011. The non-Guarantors are subsidiaries of the Company, and non wholly-owned subsidiaries like AmeriSteel Bright Bar, which have not fully and unconditionally guaranteed the Company’s 10 3/8% Senior Notes due 2011. Consolidating financial information follows:
Subsequent to the issuance of its consolidated financial statements for the year ended December 31, 2006, the Company determined that the previously presented consolidating financial data at and for the year ended December 31, 2006 and 2005 did not reflect the investment in subsidiaries of GUSAP, Gerdau Ameristeel Corporation and combined Guarantor Subsidiaries under the equity method of accounting for purposes of the supplemental consolidating financial statements. The current presentation has been revised to reflect all investments in controlled subsidiaries under the equity method of accounting. Net income of the subsidiaries accounted for under the equity method of accounting are therefore reflected in their parent’s investment accounts. The principle elimination entries eliminate investment in subsidiaries and intercompany balances and transactions. Certain amounts previously classified in the investing section of the December 31, 2006 and 2005 consolidated statement of cash flows have been reclassified to the operating section relating to intercompany balances. In addition, a subsidiary which was a Guarantor Subsidiary was inappropriately classified as a Non-Guarantor Subsidiary. These revisions in presentation did not effect our consolidated financial position or consolidated results of operations, nor did the revisions adversely impact our compliance with debt covenants or ratios.
Set forth below are the revised and previously reported Consolidating Balance Sheet at December 31, 2006 and 2005, Consolidating Statements of Earnings for the years ended December 31, 2006 and 2005 and Consolidating Statement of Cash Flows for the years ended December 31, 2006 and 2005.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2006 (AS PREVIOUSLY REPORTED)
(US$ in thousands)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
ASSETS
Current Assets
Cash and cash equivalents	$7,885	$16,025	$84,946	$380	$—	$109,236
Restricted cash	—	—	498	—	—	498
Short-term investments	—	—	123,430	—	—	123,430
Accounts receivable, net	—	45,089	298,580	117,159	—	460,828
Intercompany accounts receivable	—	—	725,576	—	(725,576)	—
Inventories	—	98,581	645,360	76,544	—	820,485
Deferred tax assets	—	—	34,909	3,629	—	38,538
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	2,977	—	2,977
Income taxes receivable		204	22,934	485	—	23,623
Other current assets	14	3,053	12,050	2,311	—	17,428

Total Current Assets	7,899	162,952	1,948,283	203,485	(725,576)	1,597,043

Investments	445,946	1,083,008	742,192	—	(2,103,680)	167,466
Propery, Plant and Equipment	—	223,946	796,972	98,540	—	1,119,458
Goodwill	—	—	118,029	134,570	—	252,599
Deferred Financing Costs	9,210	454	2,342	23	—	12,029
Deferred Tax Asset	—	15,937	(2,989)	—	—	12,948
Other Assets	—	(832)	6,108	9,569	—	14,845

TOTAL ASSETS	$463,055	$1,485,465	$3,610,937	$446,187	$(2,829,256)	$3,176,388

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$—	$36,757	$264,104	$16,564	$—	$317,425
Intercompany accounts payable	4,355	92,894	—	154,528	(251,777)	—
Accrued salaries, wages and employee benefits	—	8,379	78,294	23,564	—	110,237
Accrued interest	19,258	41	1,610	—	—	20,909
Income taxes payable	5	121	17,287	2,065	—	19,478
Accrued sales, use and property taxes	—	549	6,852	623	—	8,024
Current portion of long-term environmental reserve	—	—	12,238	—	—	12,238
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	15,443	—	15,443
Other current liabilities	—	3,251	16,176	2,296	—	21,723
Current portion of long-term borrowings	—	118	85	11	—	214

Total Current Liabilities	23,618	142,110	396,646	215,094	(251,777)	525,691

Long-term Borrowings, Less Current Portion	399,638	185	31,600	18	—	431,441
Related Party Borrowings	—	—	466,049	7,750	(473,799)	—
Accrued Benefit Obligations	—	74,602	106,814	57,087	—	238,503
Long-term environmental reserve, Less Current Portion	—	—	9,993	—	—	9,993
Other Liabilities	—	4,229	33,853	—	—	38,082
Deferred Tax Liabilities	—	—	57,465	(4,502)	—	52,963
Minority Interest	—	—		27,581	—	27,581

TOTAL LIABILITIES	423,256	221,126	1,102,420	303,028	(725,576)	1,324,254

Shareholders’ Equity
Capital in Excess of Par	—	(5,943)	89,156	37,462	—	120,675
Common Stock	61,109	1,326,256	1,754,874	7,804	(2,254,431)	895,612
Capital stock	61,109	1,320,313	1,844,030	45,266	(2,254,431)	1,016,287
Retained earnings (accumulated deficit)	(11,679)	3,472	696,881	127,396	11,604	827,674
Accumulated other comprehensive income	(9,631)	(59,446)	(32,394)	(29,503)	139,147	8,173

TOTAL SHAREHOLDERS’ EQUITY	39,799	1,264,339	2,508,517	143,159	(2,103,680)	1,852,134

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$463,055	$1,485,465	$3,610,937	$446,187	$(2,829,256)	$3,176,388

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2006 (AS REVISED)
(US$ in thousands)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
ASSETS
Current Assets
Cash and cash equivalents	$7,885	$16,025	$85,000	$326	$—	$109,236
Restricted cash	—	—	498	—	—	498
Short-term investments	—	—	123,430	—	—	123,430
Accounts receivable, net	—	45,089	328,381	87,358	—	460,828
Intercompany accounts receivable	—	—	107,435	—	(107,435)	—
Inventories	—	98,581	713,769	8,135	—	820,485
Deferred tax assets	—	—	38,538	—	—	38,538
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	2,977	—	2,977
Income Tax Receivable	—	204	22,934	485	—	23,623
Other current assets	14	3,053	13,678	683	—	17,428

Total Current Assets	7,899	162,952	1,433,663	99,964	(107,435)	1,597,043

Investments in Subsidiaries	465,256	1,670,803	156,521	—	(2,292,580)	—
Investments in 50% Owned Joint Ventures	—	—	167,466	—	—	167,466
Propery, Plant and Equipment	—	223,946	883,903	11,609	—	1,119,458
Goodwill	—	—	181,711	70,888	—	252,599
Deferred Financing Costs	9,210	454	2,342	23	—	12,029
Deferred Tax Asset	—	15,937	(2,989)	—	—	12,948
Other Assets	—	(832)	7,374	8,303	—	14,845

TOTAL ASSETS	$482,365	$2,073,260	$2,829,991	$190,787	$(2,400,015)	$3,176,388

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$—	$36,757	$274,780	$5,888	$—	$317,425
Intercompany accounts payable	4,355	92,894	—	2,436	(99,685)	—
Accrued salaries, wages and employee benefits	—	8,379	91,080	10,778	—	110,237
Accrued interest	19,258	41	1,610	—	—	20,909
Income taxes payable	5	121	19,307	45	—	19,478
Accrued sales, use and property taxes	—	549	7,424	51	—	8,024
Current portion of long-term environmental reserve	—	—	12,238	—	—	12,238
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	15,443	—	15,443
Other current liabilities	—	3,251	16,733	1,739	—	21,723
Current portion of long-term borrowings	—	118	96	—	—	214

Total Current Liabilities	23,618	142,110	423,268	36,380	(99,685)	525,691

Long-term Borrowings, Less Current Portion	399,638	185	31,618	—	—	431,441
Related Party Borrowings	—	—	—	7,750	(7,750)	—
Accrued Benefit Obligations	—	74,602	163,901	—	—	238,503
Long-term environmental reserve, Less Current Portion	—	—	9,993	—	—	9,993
Other Liabilities	—	4,229	33,853	—	—	38,082
Deferred Tax Liabilities	—	—	52,963	—	—	52,963
Minority Interest	—	—	—	27,581	—	27,581

TOTAL LIABILITIES	423,256	221,126	715,596	71,711	(107,435)	1,324,254

TOTAL SHAREHOLDERS’ EQUITY	59,109	1,852,134	2,114,395	119,076	(2,292,580)	1,852,134

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$482,365	$2,073,260	$2,829,991	$190,787	$(2,400,015)	$3,176,388

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2005 (AS PREVIOUSLY REPORTED)
(US$ in thousands)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
ASSETS
Current Assets
Cash and cash equivalents	$5,413	$21,233	$386,995	$618	$—	$414,259
Restricted cash	—	—	473	—	—	473
Accounts receivable, net	—	55,717	287,298	1,743	—	344,758
Inventories	—	107,584	634,749	2,832	—	745,165
Deferred tax assets	—	—	23,212	—	—	23,212
Other current assets	2	5,775	17,343	116	—	23,236

Total Current Assets	5,415	190,309	1,350,070	5,309	—	1,551,103

Investments in Subsidiaries	445,946	1,201,423	719,544	8,785	(2,222,259)	153,439
Property, Plant and Equipment	—	204,092	748,385	3,124	—	955,601
Goodwill	—	—	118,029	4,687	—	122,716
Deferred Financing Costs	10,923	568	2,931	29	—	14,451
Deferred Tax Assets	—	28,937	(5,513)	—	—	23,424
Other Assets	—	8,301	416	—	—	8,717

TOTAL ASSETS	$462,284	$1,633,630	$2,933,862	$21,934	$(2,222,259)	$2,829,451

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$—	$58,037	$248,001	$635	$—	$306,673
Intercompany account payable	1,707	12,512	(28,461)	(129,609)	143,851	—
Accrued salaries, wages and employee benefits	—	7,129	59,541	74	—	66,744
Accrued interest	19,259	1,303	441	—	—	21,003
Income taxes payable	(164)	160	11,893	1,251	—	13,140
Accrued sales, use and property taxes	—	(539)	5,090	47	—	4,598
Current portion of long-term environmental reserve	—	—	3,325	—	—	3,325
Rebates payable	—	—	—	—	—	—
Other current liabilities	—	8,235	10,203	116	—	18,554
Current portion of long-term borrowings	—	146	421	447	—	1,014

Total Current Liabilities	20,802	86,983	310,454	(127,039)	143,851	435,051

Long-term Borrowings, Less Current Portion	398,780	304	31,705	1,948	—	432,737
Convertible Debentures	—	96,594	—	—	—	96,594
Related Party Borrowings	4,385	66,930	72,025	511	(143,851)	—
Accrued Benefit Obligations	—	94,575	52,592	—	—	147,167
Long-term Environmental Reserve, Less Current Portion	—	—	13,083	—		13,083
Other Liabilities	—	7,451	44,712	—	—	52,163
Deferred Tax Liabilities	—	—	67,804	833	—	68,637

TOTAL LIABILITIES	423,967	352,837	592,375	(123,747)	—	1,245,432

Shareholders’ Equity
Capital Stock	61,109	1,306,675	1,937,484	35,136	(2,330,063)	1,010,341
Retained earnings	(13,161)	36,301	408,113	137,316	(28,154)	540,415
Accumulated other comprehensive income	(9,631)	(62,183)	(4,110)	(26,771)	135,958	33,263

TOTAL SHAREHOLDERS’ EQUITY	38,317	1,280,793	2,341,487	145,681	(2,222,259)	1,584,019

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$462,284	$1,633,630	$2,933,862	$21,934	$(2,222,259)	$2,829,451

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2005 (AS REVISED)
(US$ in thousands)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
ASSETS
Current Assets
Cash and cash equivalents	$5,413	$21,233	$386,995	$618	$—	$414,259
Restricted cash	—	—	473	—	—	473
Accounts receivable, net	—	55,717	287,298	1,743	—	344,758
Inventories	—	107,584	634,749	2,832	—	745,165
Deferred tax assets	—	—	23,212	—	—	23,212
Other current assets	2	5,775	17,343	116	—	23,236

Total Current Assets	5,415	190,309	1,350,070	5,309	—	1,551,103

Investments in Subsidiaries	465,607	1,375,697	44,178	—	(1,885,482)	—
Investments in 50% Owned Joint Ventures	—	—	153,439	—	—	153,439
Propery, Plant and Equipment	—	204,092	748,385	3,124	—	955,601
Goodwill	—	—	118,029	4,687	—	122,716
Deferred Financing Costs	10,923	568	2,931	29	—	14,451
Deferred Tax Asset	—	28,937	(5,513)	—	—	23,424
Other Assets	—	8,301	416	—	—	8,717

TOTAL ASSETS	$481,945	$1,807,904	$2,411,935	$13,149	$(1,885,482)	$2,829,451

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$—	$58,037	$248,001	$635	$—	$306,673
Intercompany accounts payable	1,707	(116,440)	(28,461)	(657)	143,851	—
Accrued salaries, wages and employee benefits	—	7,129	59,541	74	—	66,744
Accrued interest	19,259	1,303	441	—	—	21,003
Income taxes payable	(164)	160	11,893	1,251	—	13,140
Accrued sales, use and property taxes	—	(539)	5,090	47	—	4,598
Current portion of long-term environmental reserve	—	—	3,325	—	—	3,325
Other current liabilities	—	8,235	10,203	116	—	18,554
Current portion of long-term borrowings	—	146	421	447	—	1,014

Total Current Liabilities	20,802	(41,969)	310,454	1,913	143,851	435,051

Long-term Borrowings, Less Current Portion	398,780	304	31,705	1,948	—	432,737
Convetible Debentures	—	96,594	—	—	—	96,594
Related Party Borrowings	4,385	66,930	72,025	511	(143,851)	—
Accrued Benefit Obligations	—	94,575	52,592	—	—	147,167
Long-term environmental reserve, Less Current Portion	—	—	13,083	—	—	13,083
Other Liabilities	—	7,451	44,712	—	—	52,163
Deferred Tax Liabilities	—	—	67,804	833	—	68,637

TOTAL LIABILITIES	423,967	223,885	592,375	5,205	—	1,245,432

TOTAL SHAREHOLDERS’ EQUITY	57,978	1,584,019	1,819,560	7,944	(1,885,482)	1,584,019

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$481,945	$1,807,904	$2,411,935	$13,149	$(1,885,482)	$2,829,451

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS
YEAR ENDED DECEMBER 31, 2006 (AS PREVIOUSLY REPORTED)
(US$ in thousands)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	CONSOLIDATED
NET SALES	$—	$628,531	$3,587,622	$248,050	$4,464,203

OPERATING EXPENSES
Cost of sales (exclusive of depreciation)	—	542,755	2,865,087	202,970	3,610,812
Selling and administrative	—	19,138	165,130	7,510	191,778
Depreciation	—	20,805	117,614	4,565	142,984
Other operating (income) expense	—	(5,892)	12,420	(841)	5,687

	—	576,806	3,160,251	214,204	3,951,261

INCOME FROM OPERATIONS	—	51,725	427,371	33,846	512,942

EARNINGS FROM JOINT VENTURES	—	—	115,606	—	115,606

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	51,725	542,977	33,846	628,548

OTHER EXPENSES
Interest, net	42,604	14,365	(14,139)	789	43,619
Foreign exchange loss (gain)	—	782	413	(60)	1,135
Amortization of intangible assets	2,112	122	797	475	3,506

	44,716	15,269	(12,929)	1,204	48,260

(LOSS) INCOME BEFORE INCOME TAXES	(44,716)	36,456	555,906	32,642	580,288

INCOME TAX EXPENSE (BENEFIT)	619	6,725	191,589	(4)	198,929

(LOSS) INCOME BEFORE MINORITY INTEREST	(45,335)	29,731	364,317	32,646	381,359

MINORITY INTEREST	—	—	—	2,713	2,713

(LOSS) INCOME BEFORE STOCK DIVIDENDS	(45,335)	29,731	364,317	29,933	378,646

STOCK DIVIDENDS	(46,819)	(27,648)	74,467	—	—

NET INCOME	$1,484	$57,379	$289,850	$29,933	$378,646

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS
YEAR ENDED DECEMBER 31, 2006 (AS REVISED)
(US$ in thousands)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
NET SALES	$—	$628,531	$3,778,641	$57,031	$—	$4,464,203

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	—	542,755	3,023,651	44,406	—	3,610,812
Selling and administrative	—	19,138	168,883	3,757	—	191,778
Depreciation and amortization	—	20,805	121,686	493	—	142,984
Other operating income, net	—	(5,892)	11,783	(204)	—	5,687

	—	576,806	3,326,003	48,452	—	3,951,261

INCOME FROM OPERATIONS	—	51,725	452,638	8,579	—	512,942

EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	115,606	—	—	115,606

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	51,725	568,244	8,579	—	628,548

OTHER EXPENSES
Interest, net	42,604	14,365	(13,600)	250	—	43,619
Foreign exchange (gain) loss, net	—	782	413	(60)	—	1,135
Amortization of deferred financing costs	2,112	122	797	475	—	3,506

	44,716	15,269	(12,390)	665	—	48,260

(LOSS) INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY EARNING OF SUBSIDIARIES	(44,716)	36,456	580,634	7,914	—	580,288

INCOME TAX EXPENSE	619	6,725	192,657	(1,072)	—	198,929

(LOSS) INCOME BEFORE MINORITY INTEREST AND EQUITY EARNINGS OF SUBSIDIARIES	(45,335)	29,731	387,977	8,986	—	381,359

MINORITY INTEREST	—	—	—	2,713	—	2,713

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(45,335)	29,731	387,977	6,273	—	378,646

EQUITY EARNINGS OF SUBSIDIARIES	46,471	348,915	8,863	—	(404,249)	—

NET INCOME	$1,136	$378,646	$396,840	$6,273	$(404,249)	$378,646

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS
YEAR ENDED DECEMBER 31, 2005 (AS PREVIOUSLY REPORTED)
(US$ in thousands)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	CONSOLIDATED
NET SALES	$—	$578,008	$3,293,657	$25,478	$3,897,143

Operating Costs
Cost of Sales (exclusive of depreciation)	—	507,879	2,723,417	22,569	3,253,865
Selling and administrative	—	16,179	108,051	1,328	125,558
Depreciation	—	21,064	81,772	199	103,035
Other operating (income) expense	—	(537)	14,776	(59)	14,180

	—	544,585	2,928,016	24,037	3,496,638

INCOME FROM OPERATIONS	—	33,423	365,641	1,441	400,505

EARNINGS FROM JOINT VENTURES	—	—	91,201	—	91,201

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	33,423	456,842	1,441	491,706

OTHER EXPENSES
Interest, net	43,147	1,172	5,935	166	50,420
Foreign Exchange (gain) loss	12	(391)	(1,190)	15	(1,554)
Amortization of intangible assets	1,558	45	1,048	5	2,656

	44,717	826	5,793	186	51,522

INCOME BEFORE INCOME TAXES	(44,717)	32,597	451,049	1,255	440,184

INCOME TAX EXPENSE	1,114	8,397	134,076	1,100	144,687

INCOME BEFORE STOCK DIVIDENDS	(45,831)	24,200	316,973	155	295,497

STOCK DIVIDENDS	(35,240)	(18,868)	54,108	—	—

NET INCOME	$(10,591)	$43,068	$262,865	$155	$295,497

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS
YEAR ENDED DECEMBER 31, 2005 (AS REVISED)
(US$ in thousands)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
NET SALES	$—	$578,008	$3,293,657	$25,478	$—	$3,897,143

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	—	507,879	2,723,417	22,569	—	3,253,865
Selling and administrative	—	16,179	108,051	1,328	—	125,558
Depreciation and amortization	—	21,064	81,772	199	—	103,035
Other operating income, net	—	(537)	14,776	(59)	—	14,180

	—	544,585	2,928,016	24,037	—	3,496,638

INCOME FROM OPERATIONS	—	33,423	365,641	1,441	—	400,505

EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	91,201	—	—	91,201

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	33,423	456,842	1,441	—	491,706

OTHER EXPENSES
Interest, net	43,147	1,172	5,935	166	—	50,420
Foreign exchange (gain) loss, net	12	(391)	(1,190)	15	—	(1,554)
Amortization of deferred financing costs	1,558	45	1,048	5	—	2,656

	44,717	826	5,793	186	—	51,522

(LOSS) INCOME BEFORE INCOME TAXES	(44,717)	32,597	451,049	1,255	—	440,184

INCOME TAX EXPENSE	1,114	8,397	134,076	1,100	—	144,687

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(45,831)	24,200	316,973	155	—	295,497

EQUITY EARNINGS OF SUBSIDIARIES	46,596	271,297	175	—	(318,068)	—

NET INCOME	$765	$295,497	$317,148	$155	$(318,068)	$295,497

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006 (AS PREVIOUSLY REPORTED)
(US$ in thousands)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	CONSOLIDATED
OPERATING ACTIVITIES
Net income	$1,484	$57,379	$289,850	$29,933	$378,646
Adjustment to reconcile net income to net cash provided by operating activities:
Minority interest	—	—	—	2,713	2,713
Depreciation	—	20,805	117,614	4,565	142,984
Amortization	2,112	122	797	475	3,506
Write off unamortized fair value market adjustment	—	5,604	—	—	5,604
Deferred income taxes	—	11,917	(7,720)	(2,212)	1,985
Gain on disposition of property, plant and equipment	—	—	(5,020)	(3,894)	(8,914)
Income from joint ventures	—	—	(115,606)	—	(115,606)
Distributions from joint ventures	—	—	101,576	—	101,576
Melt shop closure expenses	—	—	9,400	—	9,400

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	11,437	(9,025)	21,071	23,483
Inventories	—	8,974	(11,804)	(7,764)	(10,594)
Other assets	(12)	(1,302)	(21,506)	2,348	(20,472)
Liabilities	146	(11,004)	(346,301)	351,016	(6,143)

NET CASH PROVIDED BY OPERATING ACTIVITIES	3,730	103,932	2,255	398,251	508,168

INVESTING ACTIVITIES
Intercompany investments	—	131,116	(13,460)	(117,656)	—
Additions to property, plant and equipment	—	(40,051)	(163,479)	(10,833)	(214,363)
Proceeds received from disposition of property, plant and equipment	—	—	6,705	7,405	14,110
Acquisitions	—	—	(7,692)	(207,246)	(214,938)
Opening cash from acquisitions	—	—	—	21,934	21,934
Purchases of short-term investments	—	—	(1,531,535)	—	(1,531,535)
Sales of short-term investments	—	—	1,408,105	—	1,408,105

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	—	91,065	(301,356)	(306,396)	(516,687)

FINANCING ACTIVITIES
Payments on term loans	(859)	(114)	(2,923)	(3,600)	(7,496)
Retirement of Sheffield Steel Bonds	—	—	—	(88,493)	(88,493)
Retirement of convertible debentures	—	(111,990)	—	—	(111,990)
Additions to deferred financing costs	(399)	(5)	—	—	(404)
Cash dividends	—	(91,387)	—	—	(91,387)
Proceeds from issuance of employee stock purchases	—	1,290	—	—	1,290
Excess tax benefits from share-based payment arrangements	—	1,998	—	—	1,998
Change in restricted cash	—	—	(25)	—	(25)

NET CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES	(1,258)	(200,208)	(2,948)	(92,093)	(296,507)

Effect of exchange rate changes on cash and cash equivalents	—	3	—	—	3

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,472	(5,208)	(302,049)	(238)	(305,023)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,413	21,233	386,995	618	414,259

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$7,885	$16,025	$84,946	$380	$109,236

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006 (AS REVISED)
(US$ in thousands)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES
Net income	$1,136	$378,646	$396,840	$6,273	$(404,249)	$378,646
Adjustment to reconcile net income to net cash provided by operating activities:
Minority Interest	—	—	—	2,713	—	2,713
Depreciation and amortization	—	20,805	121,686	493	—	142,984
Amortization of deferred financing costs	2,112	122	797	475	—	3,506
Write off of unamortized fair value market adjustment	—	5,604	—	—	—	5,604
Deferred income taxes	—	11,917	(9,093)	(839)	—	1,985
Gain on disposition of property, plant and equipment	—	(3,894)	(5,020)	—	—	(8,914)
Income from 50% owned joint ventures	—	—	(115,606)	—	—	(115,606)
Distributions from 50% owned joint ventures	—	—	101,576	—	—	101,576
Cash dividends received	46,819	27,042	—	—	(73,861)	—
Equity Earnings of subsidiaries	(46,471)	(348,915)	(8,863)	—	404,249	—
Melt shop closure costs	—	—	9,400	—	—	9,400

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	11,437	12,615	(569)	—	23,483
Inventories	—	8,974	(16,952)	(2,616)	—	(10,594)
Other assets	(12)	(1,302)	(21,921)	2,763	—	(20,472)
Goodwill	—	—	—	—	—	—
Liabilities	146	122,716	(120,947)	(8,548)	490	(6,143)

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	3,730	233,152	344,512	145	(73,371)	508,168

INVESTING ACTIVITIES
Intercompany investments	—	—	(104,500)	104,500	—	—
Additions to property, plant and equipment	—	(43,562)	(170,311)	—	(490)	(214,363)
Proceeds received from disposition of property, plant and equipment	—	7,405	6,705	—	—	14,110
Acquisitions	—	—	(110,438)	(104,500)	—	(214,938)
Opening cash from acquisitions	—	—	22,371	(437)	—	21,934
Purchases of short-term investments	—	—	(1,531,535)	—	—	(1,531,535)
Sales of short-term investments	—	—	1,408,105	—	—	1,408,105

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	—	(36,157)	(479,603)	(437)	(490)	(516,687)

FINANCING ACTIVITIES
Payments on term loans	(859)	(114)	(6,523)	—	—	(7,496)
Retirement of Sheffield Steel Bonds	—	—	(88,493)	—	—	(88,493)
Retirement of convertible debentures	—	(111,990)	—	—	—	(111,990)
Additions to deferred financing costs	(399)	(5)	—	—	—	(404)
Cash dividends paid	—	(91,387)	(73,861)	—	73,861	(91,387)
Distributions to subsidiary’s minority shareholder	—	—	—	—	—	—
Proceeds from issuance of employee stock purchases	—	1,290	—	—	—	1,290
Excess tax benefits from share-based payment arrangements	—	—	1,998	—	—	1,998
Change in restricted cash	—	—	(25)	—	—	(25)

NET CASH USED IN FINANCING ACTIVITIES	(1,258)	(202,206)	(166,904)	—	73,861	(296,507)

Effect of exchange rate changes on cash and cash equivalents	—	3	—	—	—	3

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	2,472	(5,208)	(301,995)	(292)	—	(305,023)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,413	21,233	386,995	618	—	414,259

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$7,885	$16,025	$85,000	$326	$—	$109,236

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005 (AS PREVIOUSLY REPORTED)
(US$ in thousands)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	CONSOLIDATED
OPERATING ACTIVITIES
Net (loss) income	$(10,591)	$43,068	$262,865	$155	$295,497
Adjustment to reconcile net (loss) income to net cash provided by (used for) operating activities:
Depreciation	—	21,064	81,772	199	103,035
Amortization	1,558	45	1,048	5	2,656
Deferred income taxes	—	(8,005)	25,261	—	17,256
Loss on disposition of property, plant and equipment	—	—	3,328	—	3,328
Income from Joint Ventures	—	—	(91,201)		(91,201)
Distributions from Joint Ventures	—	—	115,828		115,828

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	12,336	6,705	(143)	18,898
Inventories	—	23,943	88,768	345	113,056
Other assets	—	(2,748)	1,469	(5)	(1,284)
Liabilities	13,652	356,451	(368,079)	(637)	1,387

NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	4,619	446,154	127,764	(81)	578,456

INVESTING ACTIVITIES
Intercompany investment/stock issuance	—	(385,320)	385,029	291	—
Additions to property, plant and equipment	—	(24,809)	(110,903)	(152)	(135,864)
Proceeds received from disposition of property, plant and equipment	—	—	6,444	—	6,444
Acquisitions	—	—	(49,654)	—	(49,654)
Sales of short term investments	—	—	148,650	—	148,650
Purchases of short term investments	—	—	(148,650)	—	(148,650)

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	—	(410,129)	230,916	139	(179,074)

FINANCING ACTIVITIES
Payments on term loans	794	(125)	(4,721)	(340)	(4,392)
Additions to deferred financing costs	—	(515)	(2,976)	—	(3,491)
Cash dividends	—	(66,935)	—	—	(66,935)
Change in restricted cash	—	—	(8)	—	(8)
Proceeds from issuance of employee stock purchases		823	—	—	823
Excess tax benefits from share-based payment arrangements	—	1,007	—	—	1,007

NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	794	(65,745)	(7,705)	(340)	(72,996)

Effect of exchange rate changes	—	(259)	—	—	(259)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,413	(29,979)	350,975	(282)	326,127

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	—	51,212	36,020	900	88,132

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$5,413	$21,233	$386,995	$618	$414,259

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005 (AS REVISED)
(US$ in thousands)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES
Net income	$765	$295,497	$317,148	$155	$(318,068)	$295,497
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	21,064	81,772	199	—	103,035
Amortization of deferred financing costs	1,558	45	1,048	5	—	2,656
Deferred income taxes	—	(8,005)	25,261	—	—	17,256
Loss on disposition of property, plant and equipment	—	—	3,328	—	—	3,328
Income from 50% owned joint ventures	—	—	(91,201)	—	—	(91,201)
Distributions from 50% owned joint ventures	—	—	115,828	—	—	115,828
Cash dividends received	50,519	18,167	—	—	(68,686)	—
Equity Earnings of subsidiaries	(46,596)	(271,297)	(175)	—	318,068	—

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	12,336	6,705	(143)	—	18,898
Inventories	—	23,943	88,768	345	—	113,056
Other assets	—	(2,748)	1,469	(5)	—	(1,284)
Liabilities	(1,627)	(28,168)	31,528	(346)	—	1,387

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	4,619	60,834	581,479	210	(68,686)	578,456

INVESTING ACTIVITIES
Additions to property, plant and equipment	—	(24,809)	(110,903)	(152)	—	(135,864)
Proceeds received from disposition of property, plant and equipment	—	—	6,444	—	—	6,444
Acquisitions	—	—	(49,654)	—	—	(49,654)
Purchases of short-term investments	—	—	(148,650)	—	—	(148,650)
Sales of short-term investments	—	—	148,650	—	—	148,650

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	—	(24,809)	(154,113)	(152)	—	(179,074)

FINANCING ACTIVITIES
Payments on term loans	794	(125)	(4,721)	(340)	—	(4,392)
Additions to deferred financing costs	—	(515)	(2,976)	—	—	(3,491)
Cash dividends paid	—	(66,935)	(68,686)	—	68,686	(66,935)
Proceeds from issuance of employee stock purchases	—	823	—	—	—	823
Excess tax benefits from share-based payment arrangements	—	1,007	—	—	—	1,007
Change in restricted cash	—	—	(8)	—	—	(8)

NET CASH USED IN FINANCING ACTIVITIES	794	(65,745)	(76,391)	(340)	68,686	(72,996)

Effect of exchange rate changes on cash and cash equivalents	—	(259)	—	—	—	(259)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	5,413	(29,979)	350,975	(282)	—	326,127

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	—	51,212	36,020	900	—	88,132

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$5,413	$21,233	$386,995	$618	$—	$414,259